July 24, 2015

Securities and Exchange Commission

Attn:

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Re:

Lockbox Link, Inc.

Registration Statement on Form S-1

Filed September 11, 2014

File No. 333-198677

Dear Ladies and Gentlemen:

At the request of Lockbox Link, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated July 15, 2015 from Katherine Wray, Attorney-Advisor and Jeff Kauten, Attorney-Advisor to the Commission to Iryna Clark, President of the Company, relating to the registration statement on Form S-1 of the Company filed with the Commission on September 11, 2014 (the “Registration Statement”).  We have filed simultaneously Amendment No. 4 to the Registration Statement and have attached a marked copy of such Amendment No. 4 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Executive Compensation

Table 4.0 Summary Compensation, page 33

1.  Please revise the table to disclose compensation for your named executive officer for the period from inception through the end of your fiscal year 2014. In this regard, we note that footnote 2 to the table indicates that your executive compensation disclosure covers the period from inception through May 31, 2015. Refer to Item 402(n) of Regulation S-K. Please also revise to delete the redundant row in the table, which could be read to suggest that you have two named executive officers.

Response

The Prospectus has been revised to comply with the Staff's comments.

2. Your disclosure that Ms. Clark has received $28,000 in consulting fees from inception through May 31, 2015 is inconsistent with your disclosure on page F-21 which states that Ms. Clark received $6,000 in 2015 and $26,500 in 2014. Please advise or revise.

Response

The Prospectus has been revised to comply with the Staff's comments.

3. Please also explain why Ms. Clark is paid consulting fees, given your disclosure on page 20 that as your president and director, she runs your operations and is your only employee.

Response

Ms. Clark was paid consulting fees originally because she was not working for the Company full time until June 30, 2015. The Company has since executed an employment agreement with Ms. Clark to reflect the present and anticipated demands on Ms. Clark in connection with the development of the Company.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at (858) 756-5558.

Very truly yours,

/s/ Ryan S. Anderson

Ryan S. Anderson, Esq.

The Moores Law Group